Filed Pursuant to Rule 433

Registration No. 333-270467

Medium-Term Notes, Series CC

€200,000,000 4.009% Fixed-to-Floating Rate Notes due May 21, 2032

Final Terms and Conditions

February 21, 2025

Issuer:	U.S. Bancorp

Legal Entity Identifier:	N1GZ7BBF3NP8GI976H15

Note Type:	SEC Registered Senior Notes

Title of Securities:

4.009% Fixed-to-Floating Rate Notes due 2032 (the “Notes”)

The Notes will be a further issuance of, will be interchangeable with and will be consolidated and form a single series with, the Issuer’s outstanding 4.009% Fixed-to-Floating Rate Notes due 2032, of which €750,000,000 aggregate principal amount was issued on May 21, 2024 (the “Original Issue Date”). Immediately after giving effect to the offering, the outstanding aggregate principal amount of the 4.009% Fixed-to-Floating Rate Notes due 2032, including the Notes, will be €950,000,000.

Expected Ratings*:	A3 (Negative) (Moody’s) / A (Stable) (S&P) / A (Stable) (Fitch) / AAL (Stable) (DBRS)

Specified Currency:	Euro (€)

Principal Amount:	€200,000,000

Trade Date:	February 21, 2025

Issue Date (Settlement):	February 28, 2025 (T+5)

Maturity Date:	May 21, 2032

Reset Date:	May 21, 2031

Fixed Rate Period:	From, and including, the Original Issue Date to, but excluding, the Reset Date.

Floating Rate Period:	From, and including, the Reset Date to, but excluding, the Maturity Date of the Notes.

Fixed Interest Rate:	During the fixed rate period, 4.009% per annum payable in arrears for each annual Interest Period.

Floating Interest Rate:	During the floating rate period, the Floating Base Rate as determined on the applicable Interest Determination Date plus the Floating Rate Spread per annum payable in arrears for each quarterly Interest Period.

Floating Base Rate:	EURIBOR determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—EURIBOR” in the prospectus supplement.

Index Maturity:	Three months

Floating Rate Spread:	+125.2 basis points

Interest Periods:

With respect to the fixed rate period, each annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date or, if the Notes are redeemed earlier, the Redemption Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Maturity Date of the Notes or, if the Notes are redeemed earlier, the Redemption Date).

Interest Payment Dates:

With respect to the fixed rate period, May 21 of each year, commencing on May 21, 2025 and ending on the Reset Date.

With respect to the floating rate period, February 21, May 21, August 21 and November 21 of each year, commencing on August 21, 2031 and ending on the Maturity Date of the Notes.

Interest Reset Dates:	Each Interest Payment Date commencing May 21, 2031, provided that the May 21, 2031 Interest Reset Date shall not be adjusted for a non-Business Day.

Interest Determination Dates:	With respect to each Interest Period during the floating rate period, the second T2 Business Day prior to the first day of each applicable Interest Period.

Day Count Convention:	With respect to the fixed rate period, ICMA Actual/Actual (as described in the rulebook of the International Capital Market Association). With respect to the floating rate period, Actual/360.

Business Days:	New York and T2 Business Day

Business Day Convention:	With respect to the fixed rate period, Following Unadjusted Business Day Convention. With respect to the floating rate period, Modified Following Business Day Convention.

Benchmark Bund:	DBR 0.000% due February 15, 2031

Benchmark Bund Yield/Price:	2.2253% / 87.682

Yield to Maturity:	4.009%

Issue Price:	103.267% plus accrued interest

Accrued Interest:	Approximately €31,083.48 per €1,000,000 principal amount of Notes (from, and including, the Original Issue Date, to, but excluding, the Issue Date), to be paid by the purchasers of the Notes being offered hereby. If delivery of the Notes offered hereby occurs after the scheduled Issue Date, the purchasers will pay additional accrued interest from, and including, February 28, 2025 to, but excluding, the Issue Date.

Agents’ Commission:	0.250%

All-In Price:	103.017% plus accrued interest

Net Proceeds to Issuer (Before Expenses):	€206,034,000 plus accrued interest

Optional Redemption:

The Issuer may redeem the Notes at its option on or after August 27, 2025 (180 days after the Issue Date of the Notes) and prior to the Reset Date (one year prior to the Maturity Date of the Notes), in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   100% of the principal amount of the Notes to be redeemed; and

(2)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date

(assuming the Notes to be redeemed matured on the Reset Date) on an annual basis (based on an ICMA Actual/Actual (as described in the rulebook of the International Capital Market Association) day count convention) at the Comparable Government Bond Rate (as defined in the preliminary pricing supplement to which this offering of Notes relates) plus 25 basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, the Issuer may redeem the Notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after March 19, 2032 (two months prior to the Maturity Date of the Notes) and prior to the Maturity Date of the Notes, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Notice of any redemption will be provided at least 10 but not more than 60 days before the Redemption Date to each holder of Notes to be redeemed.

Currency of Payment:	All payments of principal of, premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be payable in euro. If the euro is unavailable in the Issuer’s good faith judgment due to the imposition of exchange controls or other circumstances beyond its control or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or is no longer used for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments in respect of the Notes may be made in U.S. dollars until the euro is again available to the Issuer or so used.

Payment of Additional Amounts:	The Issuer will, subject to certain exceptions and limitations, pay as additional amounts such amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a U.S. alien, after deduction for any present or future tax, assessment or governmental charge of a relevant jurisdiction, or a political subdivision or authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable.

Redemption for Tax Reasons:	The Issuer may redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of a relevant jurisdiction, or a political subdivision or authority thereof or therein, that would obligate the Issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Authorized Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Clearing and Settlement:	Euroclear/Clearstream, Luxembourg

Listing:	The outstanding 4.009% Fixed-to-Floating Rate Notes due 2032 are listed on the New York Stock Exchange (“NYSE”) under the symbol “USB/32,” and we intend to apply to list the Notes under that same symbol. The listing application will be subject to approval by the NYSE.

Prohibition of Sales to EEA and UK Retail Investors:	Applicable

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels)

Joint Book-Running Managers:	UBS AG London Branch U.S. Bancorp Investments, Inc.

ISIN/Common Code/CUSIP:	XS2823993261 / 282399326 / 902973BE5

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (registration statement No. 333-270467), including a prospectus supplement and a prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus supplement and the prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus supplement and the prospectus if you request them by contacting UBS AG London Branch toll-free at +44-20-7567-2479 or U.S. Bancorp Investments, Inc. toll-free at +1-877-558-2607.

The Issuer expects that delivery of the Notes will be made against payment therefor on or about February 28, 2025, which is the fifth business day following the date of this Final Terms and Conditions Sheet. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first or second business day, as applicable, prior to February 28, 2025 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The communication of this Final Terms and Conditions Sheet and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this Final Terms and Conditions Sheet and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This Final Terms and Conditions Sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom they may otherwise lawfully be distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This Final Terms and Conditions Sheet and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Final Terms and Conditions Sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Final Terms and Conditions Sheet or any other documents and/or materials relating to the issue of the Notes offered hereby or any of their contents.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”) or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No. 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to (and should not be offered, sold or otherwise made available to) any retail investor in the United Kingdom (the “UK”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”) or (ii) a customer within the meaning of the provisions of the FSMA of the UK and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MiFIR product governance / eligible counterparties and professional investors only target market—Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; and (ii) all channels for distribution of the Notes) to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notification under Section 309B(1)(c) of the Securities and Futures Act 2001 (2020 Revised Edition) of Singapore (as amended, the “SFA”)—In connection with Section 309B(1) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (as amended, the “CMP Regulations 2018”), the Issuer has determined the classification of the Notes as “prescribed capital markets products” (as defined in the CMP Regulations 2018) and “Excluded Investment Products” (as defined in Monetary Authority of Singapore (the “MAS”) Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). This notification constitutes notice to “relevant persons” for purposes of Section 309B(1)(c) of the SFA.

Stabilization: FCA/ICMA.